Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58069-9

Web site: www.langmichener.com

Direct Line: (604) 691-7410
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E-Mail: mtaylor@lmls.com

May 5, 2008

VIA EDGAR
MAIL STOP 7010

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention:           Mr. H. Roger Schwall, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

AMG OIL LTD. (the “Company”)
Registration Statement on Form S-4
Filed March 6, 2008
SEC File No. 333-149574

We write on behalf of the Company in response to Staff’s letter of April 2, 2008 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-4 registration statement filing. In response to the Comment Letter, the Company has filed with the Commission via the EDGAR system an Amendment No. 1 to the Form S-4 registration statement (the “Form S-4/A1”). We enclose for your reference two copies of the Form S-4/A1, together with two red-lined copies showing changes from the original Form S-4.

In addition to the Form S-4/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-4/A1.

General

1.	We note that it is contemplated that your “continuation” under the Canada Business Corporations Act will take place after the effectiveness of your registration statement.

Please confirm that AMG Oil Ltd., the Canadian corporation (“AMG Oil Canada”), will file a post-effective amendment following the continuation to adopt the statements of AMG Oil Ltd,, the Nevada corporation (“AMG Oil Nevada”). See Rule 414.

In response to Staff’s comment, we confirm the undertaking of the Company to the Commission to cause the successor Canadian corporation to file an amendment to the Form S-4 registration statement in order adopt the registration statement in the manner required by Rule 414(d) of the Securities Act of 1933 as soon as practicable following the completion of the continuation to the Canadian federal jurisdiction.

Risk Factors, page 8

2.
Please expand your risk factors discussion regarding risks associated with the continuation to address all significant risks. See Item 503(c) of Regulation S-K. For example, this section should address how the continuation will affect your reporting obligations under U.S. securities laws and your U.S. shareholders’ ability to effect service of process on you, your officers or your directors. Similarly, include a risk factor discussing the impact to shareholders resulting from the proposed change in your articles of incorporation from authorized capital of 100,000,000 common shares to an unlimited number of common shares.

In response to Staff’s comment, the Company has expanded the “Risk Factors” section of the Form S-4 in order to:

  disclose the impact on the Company’s reporting obligations under the Exchange Act, and disclose the material changes to the rights of shareholders under the governing corporate statute that result from the Continuation from Nevada to the CBCA.

We note that the board of directors of the Company has determined to maintain the current authorized capital of the Company of 100,000,000 common shares. This change is reflected throughout the revised Form S-4, including the Articles of Continuance which will set forth the Company’s authorized capital under the CBCA. According, no risk factor has been included to address the impact to shareholders resulting from a change to the authorized capital.

Continuation Proposal, page 11

3.
We note your disclosure that your plan of conversion and continuation will be considered at your meeting of shareholders. A vote for the continuation also constitutes a vote for the adoption of the series of new provisions in the charter of AMG Oil Canada.

Please determined which of the AMG Oil Canada charter provisions applicable as a result of the continuation constitute an adverse change to the rights shareholders currently enjoy. Consistent with the requirements of Rule 14a-4(a)(3), please revise the form of proxy so that it identifies clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters. For example, we note that the Articles of Continuance of AMG Oil Canada will provide for authorized capital of an unlimited number of common shares, and that AMG Oil Nevada’s articles of incorporation presently provide for authorized capital of

100,000,000 shares of common stock. Please also confirm that your proxy card conforms with Rule 14a-4(a)(3). If you believe this is not necessary, please provide us with analysis explaining why you are not required to unbundle the proposals. In addition, please file your proxy card as an exhibit.

In response to Staff’s comment, the Company has expanded the discussion of the “Comparative Rights of Stockholders” in order to add a discussion of material changes that would result upon the Continuation from Nevada to the CBCA. Given that the Company has determined to maintain its existing authorized capital of 100,000,000 common shares, the Company believes that there are no material changes that would result from the Continuation other than those that are imposed by a change in the governing law from Nevada to the CBCA. Accordingly and given that it is not practical or warranted to separate any of the changes to the charter provisions resulting from the change in the governing law from Nevada to the CBCA, the Company believes that its current proposal to shareholders to approve the Continuation is a single matter and is presented in compliance with Rule 14a-4(a)(3)..

4.	In making the revisions outlined above, please ensure that you include disclosure that informs shareholders of the consequences of approving a particular proposal, while disapproving of another.

As discussed above in response to Staff’s Comment No. 3, the Company advises that it believes that it is not appropriate or practical to separate any matters relating to the Continuation under Rule 14a-4(a)(3) of the Exchange Act. Accordingly, the Company has not made any changes in response to Staff’s comment.

Signatures, page 76

5.
Your filing should be signed by your principal executive officer or officers, principal financial officer and controller or principal accounting officer. In your amended filing, please indicate, such as by parenthetical, who is signing in each such capacity.

In response to Staff’s comment, the Company has amended the signature page of the Form S-4 in order to confirm the execution of the Form S-4 by the Company’s principal executive officer, principal financial officer and principal accounting officer.

Please advise if you have any questions or comments regarding the Form S-4/A1.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Enclosures

cc:	Laura Nicholson, Division of Corporation Finance via fax: (202) 772-9368

cc:	AMG Oil Ltd.
Attention: Mr. Michael Hart, President